Exhibit 99.1

Preliminary Results for the Year Ended December 31, 2025

Set forth below are preliminary estimates of selected unaudited financial information for the year ended December 31, 2025 compared to our actual financial results for the year ended December 31, 2024. Ranges have been provided, rather than specific amounts, for the preliminary estimates of the financial information described above because our unaudited consolidated financial statements for the year ended December 31, 2025 are not yet available and our financial closing procedures for the year ended December 31, 2025 are not yet complete.

Our preliminary estimates of the financial results set forth below are based solely on information available to us as of the date of this prospectus and are inherently uncertain and subject to change. Our actual results for the year ended December 31, 2025 remain subject to the completion of management’s final review and our other closing procedures, the completion of the independent auditor’s audit for the year, and the effects of potential subsequent events. Accordingly, you should not place undue reliance on these preliminary financial results set out below, which may differ from actual results. See “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements of VEON Holdings B.V. and the consolidated financial statements of Kyivstar Group Ltd., and their respective accompanying notes thereto included elsewhere in this prospectus.

The preliminary estimated unaudited financial results included in this prospectus have been prepared by, and are the responsibility of, our management. Our independent registered public accounting firm, UHY LLP, has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial results. Accordingly, UHY LLP does not express an opinion or any other form of assurance with respect thereto.

The preliminary estimates provided below do not represent a comprehensive statement of our financial results and should not be viewed as a substitute for annual financial statements prepared in accordance with IFRS. In addition, the preliminary estimates provided below are not necessarily indicative of the results to be achieved in any future period. For additional information regarding the presentation of our financial information, see “Note 1: General Information,” in the combined financial statements of VEON Holdings B.V. and the consolidated financial statements of Kyivstar Group Ltd., and their respective accompanying notes included elsewhere in this prospectus.

Additionally, the estimates reported below include certain financial measures that are not required by, or presented in accordance with, IFRS. Management believes that investors’ understanding of our performance is enhanced by including these non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. These non-IFRS financial measures have limitations as analytical tools, are not measurements of our performance under IFRS and should not be considered as alternatives to profit for the period, Capex or any other performance measures derived in accordance with IFRS and should not be used by investors or other users of our financial statements in isolation for formulating decisions, as such non-IFRS measures exclude a number of important cash and non-cash charges. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Performance Indicators and Non-IFRS Financial Measures — Non-IFRS Financial Measures.” You should be aware that our presentation of these and other non-IFRS financial measures in this prospectus may not be comparable to similarly titled measures used by other companies.

Based on information currently available to management, and subject to the uncertainties described above, for the year ended December 31, 2025, we estimate that revenue growth, measured in U.S. dollars, will fall within the low and high range of 24% and 26% on a year-over-year basis as compared to December 31, 2024. We further estimate that Adjusted EBITDA growth, measured in U.S. dollars, will fall within the low and high range of 24% and 26% on a year-over-year basis as compared to December 31, 2024. We further estimate that Capex Intensity for the year ended December 31, 2025 will fall within the low and high range of 29% and 31%. For more information on our historical financial information for the year ended December 31, 2024, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements of VEON Holdings B.V. and the consolidated financial statements of Kyivstar Group Ltd., and their respective accompanying notes thereto included elsewhere in this prospectus.

We cannot provide a reconciliation of the non-IFRS measures Adjusted EBITDA and Capex Intensity for the year ended December 31, 2025 without unreasonable effort, given that we are unable to estimate the amounts of certain components of the IFRS profit (loss) for the period, including income taxes and net gain (loss) on foreign exchange, and IFRS intangible assets and certain costs which impact the IFRS property, plant and equipment. Due to the nature of certain reconciling items, it is not possible to predict with any reliability what future outcomes may be with regard to the expense or income that may ultimately be recognized in the year ended December 31, 2025.

Forward looking statements

This excerpt contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this excerpt that do not relate to matters of historical fact should be considered forward-looking statements, including preliminary financial results for the year ended December 31, 2025. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology.

These forward-looking statements include all matters that are not historical facts. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting us. Factors that may impact such forward-looking statements include, without limitation: risks relating to the ongoing war in Ukraine, such as its adverse impact on the economic conditions and outlook of Ukraine; physical damage to property, infrastructure and assets; the effect of sanctions and export controls on our supply chain, the ability to transact with key counterparties; the resulting volatility in the Ukrainian hryvnia; our ability to operate and maintain our infrastructure; sanctions (including any reputational harm from certain of the beneficial owners of VEON Ltd.’s largest shareholder, L1T VIP Holdings S.à r.l. (“LetterOne”), being subject to sanctions) or any other considerations that could increase the risk of nationalization; and its impact on our liquidity, financial condition and our ability to operate as a going concern; risks related to JSC Kyivstar’s ability to declare and pay dividends and restrictions on its ability to make certain payments abroad (such as investments, interest and principal payments on loans, financing of any affiliate companies or representative offices offshore) resulting from the imposition of martial law in Ukraine and/or legal restrictions in Ukraine relating to the ongoing war; risks related to Kyivstar Group Ltd.’s principal asset being its interest in JSC Kyivstar, and its dependence on JSC Kyivstar for distributions, which may be restricted or prohibited; risks related work stoppages and other labor matters, including mobilization; risks related to investing in frontier markets, which are subject to greater risks than investing in more developed markets, including political and economic instability, regulatory and legal uncertainty, social unrest and conflict; risks associated with cyber-attacks or systems and network disruptions, data protection, data breaches, or the perception of such attacks or failures, including the costs associated with such events and the reputational harm that could arise therefrom; risks relating to the international economic environment, inflationary pressures, geopolitical developments and unexpected global events; risks related to our ability to grow our communications and digital service offerings, including the demands such strategy places on management, the need to obtain necessary approvals and the challenges of successfully integrating acquired businesses; risks related to the impact of export controls, international trade regulation, customs and technology regulation on the macroeconomic environment, our operations, our ability, and the ability of key third-party suppliers to procure goods, software or technology necessary to provide services to our customers; risks relating to legislation, regulation, taxation and currency, including costs of compliance, currency and exchange controls, currency fluctuations, and abrupt changes to laws, regulations, decrees and decisions governing the telecommunications industry and taxation, laws on foreign investment, anti-corruption and anti-terror laws, economic sanctions, import tariffs and restrictions, data privacy, anti-money laundering, antitrust, national security and lawful interception and their official interpretation by Ukrainian governmental and other regulatory bodies and courts; risks that the adjudications, administrative or judicial decisions in respect of legal challenges, license and regulatory disputes, tax disputes or appeals may not result in a final resolution in our favor or that we are unsuccessful in our defense of material litigation claims or are unable to settle such claims; risks relating to our operations, including regulatory uncertainty regarding our service offering, licenses and approvals or consents required from governmental authorities in relation thereto, frequency allocations, constraints on our spectrum capacity, access to additional bands of spectrum required to meet demand for existing products and service offerings or additional spectrum required from new products and services and new technologies, intellectual property rights protection, interconnection agreements, equipment failures and competitive offering and pricing pressures; risks related to developments from competition, unforeseen or otherwise, including our ability to keep pace with technological changes and evolving industry standards;

risks associated with the market price of our Common Shares, which may be volatile or may decline regardless of our operating performance; and other risks discussed under the caption “Risk Factors” in our Registration Statement filed on Form F-1 with the Securities and Exchange Commission (the “SEC”) on January 28, 2026 and our other reports filed with the SEC.

The foregoing list of factors is not exhaustive. The forward-looking statements contained in this excerpt are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should read this excerpt and the documents that we reference in this excerpt and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.